NABI
North American Bus Industries Rt.
Újszász u. 45. H-1165 Budapest, Hungary • Tel.: (36-1) 401-7399, Fax: (36-1) 407-2931
E-mail: nabihq@nabi.hu

May 10, 2002

File No. 82-4925

Security Exchange Committee
Division of Corp. Fin.
Office of International Corp. Fin.

450 Fifth Street
Washington
DC 20549
USA

Dear Sir / Madam,

Please find enclosed the following documents:

- Interim Report, Q3 2001
- Flash Report, Q4 2001
- Interim Report, Q1 2002
- Annual Report 2001
- Consolidated Financial Statements 2001
- Invitation to the Annual General Meeting of Shareholders
- Resolutions of the AGM
- Articles of Association
- Press releases October 2001 – May 2002

Should you need any further documents do not hesitate to contact us.

Sincerely,

Ákos Ersek
Corporate Affairs Director

dlw 6/12

U.S. Headquarters and Manufacturing
106 National Drive
Anniston, AL 36207
Tel: (205) 831-4296/Fax: (205) 831-4299
E-mail: nabiusa@nabiusa.com

Sales and Marketing Office:
20350 Ventura Blvd., Suite 205
Woodland Hills, CA 91364
Tel: (818) 610-0330/Fax: (818) 610-0335
E-mail: bussales@nabiusa.com

Aftermarket Parts Operation:
325 S. Sandusky Street, Suite 100
Delaware, OH 43015
Tel: (614) 369-1056 / Fax: (614) 363-5897
Toll Free: (888) 333-6224
E-mail: parts@nabiusa.com

NORTH AMERICAN BUS INDUSTRIES

NABI RT.

Press Release **May 6, 2002**

NABI introduces the three door 12m long low floor Excel bus model



A new three door version of the proven Optare Excel city bus, specifically developed to satisfy Hungarian market requirements, is being shown in Budapest this week by NABI. This low floor bus uses stainless body components and features a EURO 3 Mercedes engine, Allison automatic transmission, MAN front- and ArvinMeritor rear axles. This means thus it satisfies highest expectations regarding operating costs, highly reliable and environmentally friendly operations and easy passenger access.

The NABI Group is a leading prominent bus manufacturer in Hungary, operating at several locations in the USA, Great Britain, and at sites in Budapest and most recently in Kaposvár, Hungary. The company's wide product portfolio includes diesel or natural gas powered, low floor or double decker vehicles from 7 meter (24 feet) small buses all the way to 18 meter (60 feet) long articulated models. NABI is the second largest transit bus supplier in the USA, while its subsidiary Optare is the third largest bus maker in Great Britain.

While NABI's two door Excel model destined for the domestic and European markets was introduced to the public and operators earlier, this three door version is new for Hungary. NABI recommends the Excel models, capable of transporting 85 passengers (including 31 or 34 seated), for both transit and suburban operations. The fold-up ramps installed on these buses make the entry of physically challenged passengers as well as those traveling with baby trolleys substantially easier. When designing the Excel NABI's engineers followed closely the requirements of passengers and domestic bus operators, therefore the bus is expected to continue the successes already achieved in the United Kingdom and receive a warm welcome in Hungary too.

NABI's latest bus model will be introduced to the public during the 9th National Transit Drivers' Contest and the 2002 Budapest Transport Safety Day organized by the Capital City Transport Safety Association at Hungaroring (Mogyoród, Hungary) on May 11, 2002.

The riding public of the city of Kaposvár may be the first to meet the Excel in every day service since the Kaposvár Transit Company (MT Rt) will introduce 4 such buses into revenue service in August, 2002.

- END -

More information:
Ákos Érsek, Corporate Affairs Director +36-1 401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +36-1 401-7212 E-mail: corporate.office@nabi.hu

NORTH AMERICAN BUS INDUSTRIES

NABI RT.

April 26, 2002

PRESS-RELEASE

NABI Rt's Q1 2002 Interim Report, and 2001 Annual Report

NABI Rt. informs its honorable shareholders that the Company prepared its Q1 2002 interim report, and 2001 Annual Report. The complete reports are available for viewing and downloading at the Internet Communication System of the Budapest Stock Exchange (www.bse.hu) and the Company's website (www.nabi.hu). Direct sending interim report and the annual report may be requested at:

Telephone: +36-1 401-7212
E-mail: corporate.office@nabi.hu

- END -

More information:
Ákos Érsek, Corporate Affairs Director +36-1 401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +36-1 401-7212 E-mail: corporate.office@nabi.hu

NABI RT.

JUN 03 2002
WASH. D.C. 155 SECTION
PROCESSING

PRESS-RELEASE

April 18, 2002

NABI Group strengthens management team

The NABI Group, one of the largest suppliers to the US transit bus market today, announces a significant strengthening of its management team to assist in its continuing program of improved efficiency and expansion. This program includes investing in new products such as the 40ft and 45ft CompoBus™ and additional production capacity in the UK and Hungary.

András Rácz, the Chief Executive Officer of the parent company, NABI Rt., becomes Chairman of the Board of NABI, Inc. **Patrick Róna** has been appointed President and CEO of NABI, Inc.

András Rácz said today: "The dramatic growth in our business requires the appointment of a full time, US-based President and CEO. We have an excellent and experienced team in the US and I am delighted that Patrick will be able to further strengthen its efforts. His comprehensive knowledge of NABI and the transit bus industry gained over many years of representing our companies and his proven ability in the international legal and business community will be considerable assets".

Mr Róna, a partner at the New York office of Duane Morris LLP, a leading U.S. law firm, is a corporate lawyer and member of his firm's Corporate Practice Group and Reorganization and Financial Services Section. He will relocate to Alabama with his wife, Heather McArn, also a career lawyer, and their daughter Maddalena, and be based at, NABI's U.S. headquarters in Anniston, Alabama.

Mr Róna has been outside counsel to NABI Rt. and NABI, Inc. since 1996 and was closely involved with many of its affairs, including NABI's initial public share offering in 1997, the acquisition of Optare Holdings of the UK in 2000 and establishing the legal structure for the transfer of advanced composite technology for the CompoBus™ models.

After receiving a B.A. in economics, Mr. Rona worked at GE Capital and subsequently received his juris doctor from Vermont Law School. Mr Róna began his legal career in 1992 with Baker & McKenzie in Budapest, advising U.S. and West European clients on foreign investments and privatizations in Hungary. He returned to the U.S.A. in 1994 as a law clerk for two federal judges in the Southern District of New York and he joined Duane Morris in 1996. Since then he has focused his practice on corporate transactions, including mergers and acquisitions, private placements of securities and licensing of technology. Mr. Rona grew up in New York City, has extensive experience in the arts, is multi-lingual, enjoys hiking and other fitness routines.

In connection with the announcement, Mr. Róna stated today: "As counsel, I have been a member of the NABI team for over six years and I am very excited about leading the team to achieve further success not only for the company, but also for its customers and the riding public."

- END -

More information:
Ákos Érsek, Corporate Affairs Director +1-401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +1-401-7212 E-mail: corporate.office@nabi.hu

NORTH AMERICAN BUS INDUSTRIES

NABI RT.

PRESS-RELEASE

March 25, 2002

NABI's CompoBus™ product line receives support of the US government

In a decision, dated March 19, 2002, the U.S. Department of Transportation, Federal Transit Administration (the FTA), granted to North American Bus Industries, Inc. two Buy America waivers in connection with the Company's CompoBus™ models (40C-LFW and 45C-LFW).

With its decision, the FTA determined that a final assembly waiver was in the public interest and cited, in relevant part, a number of advantages offered by the CompoBus™, including its lightweight frame/chassis, the fact that it has completed Altoona testing, the lack of rusting, the environmental advantages, and its crash worthiness.

The FTA stated that the FTA supports the continued development of new technology that will result in more choices for FTA grantees and better buses for the riding public. The FTA also decided that the grounds for a non-availability component waiver exist with respect to the CompoBus integrated frame/chassis structure for use in models 40C-LFW and 45C-LFW.

Each of the waivers apply to all procurements for which solicitations are issued within two years of the date of the FTA decision. In addition, each of the waivers apply to the previously awarded Phoenix and Los Angeles procurements for the 45C-LFW model. The waivers do not apply to the twenty 40C-LFW CompoBus™-es to be procured by Los Angeles.

"The FTA decisions recognize the success of a 4 year product development program that cost more than HUF 3 billion (US$ 10 million)."- said Andy Rácz, President & CEO of the NABI Group. According to the FTA's opinion by operating NABI's CompoBus™-es operators and the public gains simultaneously. The former through the favorable operating and maintenance features offered by CompoBus™, while the latter thanks to the more reliable, increased capacity and environmentally substantially friendlier vehicles.

NABI commenced the development of its Kaposvár Manufacturing Facility counting on this evaluation. The fiber-reinforced composite factory erected as the first phase of development in 2001 at the cost exceeding HUF 1 billion (US$ 4 million) will be turning out the CompoBus™ bodies from the second half of 2002. The following second phase will create assembly capacities in Kaposvár to be completed this year.

- END -

More information:
Ákos Érsek, Corporate Affairs Director +1-401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +1-401-7212 E-mail: corporate.office@nabi.hu

NORTH AMERICAN BUS INDUSTRIES

NABI RT.

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 03 2002
WASH. D.C. 155

PRESS-RELEASE

February 14, 2002

NABI's 2001 flash report

NABI Rt announces that its 2001 Flash Report is available for viewing and downloading at the web-site of the Budapest Stock Exchange (www.bse.hu) and the Company's web site (www.nabi.hu). Upon request, NABI's registered owners may be forwarded a copy of the report electronically or by mail. Direct sending of the report may be requested. Telephone: +36-1-401-7212, E-mail: tarsasagi.iroda@nabi.hu

- END -

More information:

Ákos Érsek, Corporate Affairs Director +1-401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +1-401-7212 E-mail: corporate.office@nabi.hu

NABI RT.

PRESS-RELEASE

February 13, 2002

NABI telephone conference, and declaration of national daily news carrier

NABI Rt. will hold a telephone conference on February 14, 2002. Topics: the evaluation of the 2001 business year and the Company's business targets for 2002.

The telephone conference, based in Anniston, AL will begin at 8 a.m. Anniston time (CST) or 3 p.m. Budapest time (CET). The telephone conference can be joined without registering in advance. The dial-in numbers are as follows:

USA, Canada:	1-888-869-0374
From other countries:	+1-904-779-4767

NABI Rt. declares the national daily newspaper titled Magyar Tőkepiac as the national daily carrier of its news releases effective of February 13, 2002.

- END -

More information:

Ákos Érsek, Corporate Affairs Director +1-401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +1-401-7212 E-mail: corporate.office@nabi.hu

NABI *RT.*

PRESS-RELEASE

January 25, 2002

CompoBus™ order from Los Angeles

The Board of Directors of LACMTA, public transit provider of Los Angeles, California has decided yesterday to award its order for 30 pieces of 45-foot (13.5 m) long low-floor and low-weight yet high capacity transit buses to the NABI Group.


COMPOBUS
NABI
Bus Rapid Transit

The compressed natural gas (CNG) powered buses are longer than those currently operated in the city by 5 feet allowing for 7 more seated passengers.

Delivery of the order worth in excess of US$ 11 million will take place in the second half of 2003. The contract contains an option to purchase up to 70 such buses annually over the following 4 years.

With this order the order backlog of NABI's newest CompoBus™ model, the 45C-LFW has increased to 95 pieces. Los Angeles City Metropolitan Transportation Authority is the third buyer of the model following the Arizona cities of Phoenix and Tempe.

During this year LACMTA will receive 20 pieces of NABI 40C-LFW CNG type CompoBus™-es making it the first transit company to operate the 40-foot long version of NABI's new product line.

- END -

More information:
Ákos Érsek, Corporate Affairs Director +1-401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +1-401-7212 E-mail: corporate.office@nabi.hu

NAB I RT.

PRESS-RELEASE

December 3, 2001

Telephone Number Change at NABI Rt.

The central telephone number of NABI Rt. will change as of December 3, 2001.

The new central telephone number will be +36-1-401-7399. The current telephone number (+36-1-407-9444) will remain available until February 2002. The company's telefax number (+36-1-407-2931) will remain unchanged.

- END -

More information:
Ákos Érsek, Corporate Affairs Director +1-401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +1-401-7212 E-mail: corporate.office@nabi.hu

NAB I RT.

PRESS-RELEASE

November 30, 2001

Russell Richardson and Optare honored in Bus Industry Awards

Russell Richardson, MBE, Managing Director of the Optare Group, was last week honored in the annual Bus Industry Awards. He received the Wedlake Saint 2001 Award for Servives to the Bus Industry – the only one acknowledging a personal contribution – at an Awards ceremony held at the Hilton Hotel, Park Lane, London, in front of a 500-strong invited audience including industry leaders and politicians.

The citation says that the Award, presented by Wedlake Saint, a leading firm of solicitors specializing in road transport law, is in recognition of the management skills and leadership Mr Richardson has provided since Optare was founded 16 years ago. It goes on to say that since 1985 Optare has been at the forefront of innovation in the industry, and has also led the way in its approach to customer service.

"Optare's stylish designs have helped to transform the image of the bus in the UK – whilst his work with the Confederation of Passenger Transport's Non Operator scheme and support for the National Federation of Bus Users' *Welcome Aboard* scheme shows a keen awareness of the wider issues at stake for the whole industry", the citation concluded.

Russell Richardson said: "I am delighted to have received this Award." It is a tribute to the efforts of all of our employees that make up the Optare team and have delivered such success for our company and products over the last 16 years'.

- END -

More information:

Ákos Érsek, Corporate Affairs Director +1-401-7100 E-mail: akos.ersek@nabi.hu, or
NABI Corporate Office +1-401-7212 E-mail: corporate.office@nabi.hu

NABI RT.

November 20, 2001

Press Release

NABI's New Order: Arlington Heights

The Board of Directors of PACE, the transportation authority of the city of Arlington Heights, Illinois – neighboring Chicago – has decided to award its contract for the procurement of 42 pieces of 35-foot and 71 pieces of 40-foot low floor diesel powered transit buses to the most favorable bidder, the NABI Group.

Delivery of the 35-LFW and 40-LFW type buses – worth in excess of US$ 33 million – will take place during 2003.

The contract contains options for the procurement of up to 71 pieces of 35-foot low-floor and up to 272 40-foot low-floor transit buses.

The NABI Group has already supplied both its 35-LFW and 40-LFW type buses to PACE during 1999.

- END -

More information:
Ákos Érsek, Corporate Affairs Director +1-407-9444/100 E-mail: aersek@nabi.hu, or
NABI Corporate Office +1-407-9444/212 E-mail: corp_off@nabi.hu

NABI RT.

October 10, 2001

Press Release

Civil action against NABI

Transportation authority of the city of Philadelphia, SEPTA (Southeastern Pennsylvania Transportation Authority) has initiated civil action against NABI at the United States District Court, Eastern District of Pennsylvania.

Subject of the civil action – according to the SEPTA claim – is the performance of unexecuted guaranty repair work by NABI and payment of compensation for the damages suffered by the transportation authority in the meanwhile.

The claim has been examined by the NABI's attorneys based on which it was determined that the company has fulfilled every condition of the supply agreement of 1995 therefore the Company's management believes that the claim has no merit.

- END -

More information:
Ákos Érsek, Corporate Affairs Director +1-407-9444/100 E-mail: aersek@nabi.hu, or
NABI Corporate Office +1-407-9444/212 E-mail: corp_off@nabi.hu

NORTH AMERICAN BUS INDUSTRIES

NABI RT.

SEC MAIL PROCESSING RECEIVED JUN 03 2002 WASH. D.C. 155 SECTION

October 5, 2001

Press Release

NABI strengthens financial management

An important strengthening of its financial management was announced at the NABI Group.

Roger Fossey becomes Group Finance Director. He has been Finance Director of Optare since 1989 and replaces Csaba Zsigmond who is leaving the company. Mr. Fossey, a chartered accountant and lawyer, has guided the financial performance of Optare through its dramatic growth within a number of ownership structures, ensuring strong financial disciplines in the process.

Mr. Fossey becomes a member of the NABI Group's three-man team of senior executives that as announced earlier this year oversees the strategic development and operating performance of NABI's worldwide business. Other members of the group are Andy Rácz, NABI's President and Chief Executive Officer, and Russell Richardson, NABI's Chief Operating Officer and Optare's Managing Director.

Peter Horvath is appointed Deputy Group Finance Director, having previously held a number of senior financial positions within NABI. Based in Budapest, he will take charge of a number of financial responsibilities including banking and investor relations.

Peter Rona, Chairman of NABI Rt, said today: "This further strengthening of our management team will enable us to deliver our plans for further growth and ensure the sound management of financial disciplines for the benefit of our customers, employees and shareholders".

- END -

More information:
Ákos Érsek, Corporate Affairs Director +1-407-9444/100 E-mail: aersek@nabi.hu, or
NABI Corporate Office +1-407-9444/212 E-mail: corp off@nabi.hu

NABI RT.

INTERIM REPORT

Q1-Q3 2001

NOVEMBER 14, 2001

This consolidated flash report – based on US GAAP – contains data and statements forecasting future events, which can be influenced by unforseeable risks.

Summary

The NABI Group has progressed substantially in fulfilling its strategic plans during the first nine months of 2001.

The CompoBus™ order-backlog has been reconfirmed following the amicable settlement with TPI Composites Inc. (released on July 2, 2001). The city of Phoenix, Arizona renewed its commitment to purchase 56 model 45C-LFW LNG CompoBus™-es, while Los Angeles Metropolitan Transportation Agency has replaced 20 of its 370 piece model 40-LFW CNG order with model 40C-LFW CNG CompoBus™-es. In the meanwhile the 37 pieces of model 40C-LFW CompoBus™-es – on order from the city of Santa Monica, California – were transferred into stainless steel model 40-LFW buses to meet the customer's delivery deadline.

Transfer of the SCRIMP technology is progressing on schedule, while Phase 1 of construction at the new Kaposvár Manufacturing Complex is nearing completion. Production of CompoBus™-es will commence as planned within the first half of 2002.

Delivery of the first ever US private market order of model 30-LFN buses – to American Eagle Airlines – was completed during the period. The establishment of a US private market dealer sales network for the 30-LFN commenced with the appointment of Arkansas Bus Exchange of Florida and ATEL of Maryland whilst discussions continued with several further dealers.

Stagecoach – the last of UK's major bus operators not already an Optare customer – took delivery of its first Optare buses while the 100th Optare Solo was delivered to First Group, another major UK operator.

Deliveries of Optare's Alero small bus started as the construction of its dedicated production line – an extension of the Optare Rotherham plant – is under way as planned.

Two new products were launched in the UK during the period - the refined 39 seater Optare Solera SR and the brand new 16 seater Optare Bonito - further developing the Group's UK midi coach range.

Consolidated Group sales expanded by 27 percent year-on-year to US$ 245.9 million, which included a substantial 36 per cent growth in aftermarket parts and services. Gross profit grew by 33 percent while operating income rose by 25 percent compared to the same period of 2000. Net income in the first nine months of 2001 amounted to US$ 5.8 million, a threefold increase on the previous year's restated result. (Net income as reported in the Q3.2000 Interim Report has been restated in the current report due to the retrospective amendment of the Group's revenue recognition policy.)

However, unit deliveries in the third quarter were significantly lower than planned in the US, where 123 vehicles could not be delivered due to technical difficulties experienced during the installation of a main component, although in all other respects the vehicles were completed and will be dispatched in Q4 2001. Optare was negatively impacted by two factors, firstly the continuing weakness of the UK Bus and Coach market and secondly by the delayed introduction of the Alero, deliveries of which commenced in September. As a consequence, the Group experienced an operating loss in the third quarter of $1.6m but a strong recovery in sales is expected during the fourth quarter.

The current interim report contains information on the performance of the NABI Group (the NABI Group is "NABI Rt." or the "Company" and its 100 per cent owned subsidiaries "NABI Inc." and "Optare Holdings Ltd." or "Optare") during the first nine months of 2001. The nine-month figures of 2000 contain data reflecting Optare's performance only from its consolidation which started in February 2000.

1. Sales and Order backlog

1.1 Bus manufacturing and deliveries

The Group delivered altogether 921 buses during the first nine months of 2001, 138 more than the 783 buses* sold in the same period of 2000. Bus sales revenue amounted to US$ 215.2 million, or 87.5 per cent of total sales.
(* Modified to reflect the amended revenue recognition policy of the Group.)

Bus Deliveries According to Market and Type

Market	Bus type	Pieces
USA	35/40-foot (heavy-duty)	560
	60-foot articulated (heavy-duty)	27
	30-foot (medium duty)	75
	USA market total:	**662**
United Kingdom	Single deck under 7.5t	63
	Single deck over 7,5t	186
	Double decker (over 7,5t)	10
	UK market total:	**259**
	Grand total:	**921**

123 pieces of type 40-LFW LNG buses – mostly belonging to a single series – could not be delivered by the end of the period due to technical difficulties experienced during the installation of a main component. Final acceptance of these buses will take place during the fourth quarter of 2001.

American Eagle Airlines took delivery of the last of 75 pieces of model 30-LFN midibuses – supplied under the Group's first ever US private market contract – during the period.

Optare started delivering its new Alero model during the month of September, 2001. Delivery of the 100th bus to First Group in the UK also took place, while a further 60 buses remain on order. The first ever delivery of 40 Optare buses to Stagecoach in the UK is under way.

1.2 Sales of aftermarket parts and services

During the first nine months of 2001 the consolidated sales of aftermarket parts and services totaled US$ 30.7 million, a 36 per cent increase from the US$ 22.6 million realized in the first nine months of 2000, amounting to 12.5 per cent of the total sales figure and exceeding planned growth levels due to favorable market conditions.

1.3 Bus order backlog

During the third quarter of 2001 the Group received a new order from the city of Boston for a total of 175 buses with a value in excess of US$ 60 million.

The consolidated bus order-and-option-backlog of the Group at the end of the first nine months of 2001 contained over 3100 buses for delivery before the end of 2004 with a value in excess of US$ 1.1 billion.

2. Financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP (*UNAUDITED*)

Consolidated Balance Sheet as at the three quarters ended September 30, 2001 and September 30, 2000

(figures in US$ thousands)

	September 30, 2000	September 30, 2001	September 30 2001 / September 30, 2000 %
Cash and cash equivalents	2 868	3 660	127.6%
Receivables	43 539	59 139	135.8%
Inventories	62 922	82 864	131.7%
Prepaid expenses and others	4 230	4 102	97.0%
Total current assets	**113 559**	**149 765**	**131.9%**
Intangible assets, net	535	357	66.7%
Property and equipment, net	37 948	38 969	102.7%
Goodwill	18 435	18 174	98.6%
Deferred debt issue cost	516	392	75.9%
Deferred income taxes	35	2 504	7170.1%
Other	140	134	95.7%
Total non-current assets	**57 609**	**60 530**	**105.1%**
TOTAL ASSETS	**171 168**	**210 295**	**122.9%**
Notes payable	35 562	46 384	130.4%
Current portion of long term debt	0	3 491	N/A
Accounts payable	28 036	53 441	190.6%
Warranties	4 379	4 193	95.8%
Accrued and other liabilities	3 581	6 799	189.9%
Deferred income taxes	4 356	0	N/A
Total current liabilities	**75 913**	**114 308**	**150.6%**
Long term notes / bond payable and Capital lease obligations, net of debt discount	32 556	27 487	84.4%
Long term deferred taxes	431	0	N/A
Other long term liabilities	619	92	14.9%
Total non-current liabilities	**33 605**	**27 579**	**82.1%**
Share capital and APIC	50 644	51 087	100.9%
Accumulated income/(deficit)	11 753	18 198	154.8%
Other comprehensive income	(748)	(877)	117.3%
Total shareholders' equity	**61 649**	**68 407**	**111.0%**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**171 168**	**210 295**	**122.9%**

The HUF / US$ exchange rate as at September 30, 2001 was HUF 281.29 / US$ 1.
The US$ / GBP exchange rate as at September 30, 2001 was US$ 1.4752 / GBP 1.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP (UNAUDITED)

Consolidated Income Statement as at the three quarters ended September 30, 2001 and September 30, 2000

(figures in US$ thousands)

	Nine months ended on September 30, 2000	Nine months ended on September 30, 2001	September 30 2001 / September 30, 2000 %
NET SALES	193 541	245 876	127.0%
COST OF SALES	(168 558)	(212 591)	126.1%
GROSS PROFIT	**24 983**	**33 285**	**133.2%**
Gross profit margin %	***12,91***	***13,54***	
SELLING,GENERAL & ADMINISTRATIVE EXPENSE	(15 719)	(21 873)	139.1%
AMORTIZATION OF GOODWILL	(659)	(649)	98.4%
OPERATING INCOME (LOSS)	**8 605**	**10 763**	**125.1%**
Operating margin %	***4,45***	***4,38***	
OTHER INCOME (EXPENSE), NET	(1 697)	336	N/A
AMORTIZATION OF DEFERRED DEBT ISSUE COST	(640)	(740)	115.7%
INTEREST INCOME	256	27	10.6%
INTEREST EXPENSE	(3 630)	(3 976)	109.5%
INCOME (LOSS) BEFORE INCOME TAX	2 895	6 410	221.5%
INCOME TAX (EXPENSE) BENEFIT	(1 012)	(611)	60.3%
NET INCOME (LOSS) (Before cumulative effect of change in accounting policy)	**1 882**	**5 800**	**308.1%**
Cumulative effect of change in accounting policy	(1 035)	0	N/A
NET INCOME (LOSS)	**847**	**5 800**	**684.6%**
Net margin %	***0,44***	***2,36***	
Currency translation adjustment (loss/ gain)	(748)	(877)	117.3%
Comprehensive income / loss	100	4 923	4942.2%
E.O.P. NUMBER OF SHARES (HUF 1,000 PER SHARE)	4 616 600	4 624 600	100.2%
EARNINGS (LOSS) PER SHARE (US$)	0,21	1,29	609.9%
DILUTED EARNINGS (LOSS) PER SHARE (US$)	0,21	1,37	653.1%

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP (UNAUDITED)

Consolidated Cash-Flow Statement for the three quarters ended September 30, 2001 and September 30, 2000

(figures in US$ thousands)

	Nine months ended on September 30, 2000	Nine months ended on September 30, 2001
Net income (loss)	**847**	**5 800**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	4 435	6 129
Deferred debt issue cost & goodwill	(20 270)	(246)
Deferred income taxes	4 386	(1 407)
Other comprehensive income (equity)	(748)	(297)
Changes in assets and liabilities:		
Accounts receivable, net	(18 269)	(11 864)
Inventories	(34 912)	(6 097)
Prepaid expenses and others	(2 103)	87
Accounts payable	12 573	17 339
Accrued liabilities	1 631	1 821
Warranties	2 976	(57)
Other assets/liabilities	485	4
Net cash provided by (used in) operating activities	**(48 969)**	**11 193**
Purchase of property and equipment	(15 299)	(5 025)
Purchase of intangible assets	0	130
Others	0	0
Net cash used in investing activities	**(15 299)**	**(4 895)**
Capital contribution	6 834	124
Short-term loans	22 938	(3 423)
Long Term loans	31 182	(1 930)
Other Long term liabilities	(21)	(57)
Net cash provided by (used in) financing activities	**60 934**	**(5 286)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(3 335)**	**1 012**
CASH & CASH EQUIVALENTS BEGINNING OF THE PERIOD	**6 203**	**2 648**
CASH & CASH EQUIVALENTS END OF THE PERIOD	**2 868**	**3 660**

3. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation - NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying consolidated financial statements include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation - The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant intercompany accounts and transactions have been eliminated.

Currency Translation – NABI Rt. uses the United States Dollar ("US$") as its functional currency to reflect the primary currency in which the Group conducts its business. Non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been re-measured into the US$ using historical exchange rates. Non US$ denominated monetary assets and liabilities have been re-measured using the period-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

The assets and liabilities of Optare are translated at period-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the period. Foreign currency translation gains or losses are recorded as a component of other comprehensive loss in the accompanying consolidated statement of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the accompanying consolidated balance sheet.

Revenue Recognition – With effect from January 1, 2000, NABI Inc. recognizes revenue from the sale of buses upon delivery to the customer whereas it previously recorded revenue at the time the bus was completed and accepted for shipment by the customer.

Restatement of comparative figures – The financial statements for the nine months ended September 30, 2000 have been restated compared to the way they were presented in the Q3.2000 Interim Report (hereafter: Q3.00 report) to reflect the change in accounting policy and the effect of certain adjustments relating to the Optare acquisition made in the fourth quarter of 2000.

The following changes were made to the Q3.2000 Consolidated Statement of Income as published in the Q3.00 report:

Net sales: decreased by 1.46 per cent to US$ 193.5 million from the US$ 196.4 million achieved during the first nine months. The decrease is attributable to (i) US$ 11.4 million revenue adjustment of 38 buses shifted to last quarter 2000, while (ii) US$ 8.5 million revenue recognized on 29 buses previously recognized in 1999. Reclassification of customer discount and restocking fee from other expenses had no significant effect.
Operating income: The operating profit of the Group decreased by 10.30 per cent compared to the Q3.00 report figure, and amounted to US$ 8.6 million translating to an operating margin of 4.45 per cent. The decrease was primarily related to (i) decrease of gross profit as a result of adjustment in sales, furthermore due to reclassification of (ii) amortization income to goodwill and (iii) discount earned to cost of sales from other expenses.
Profit before tax: stood at US$ 2.90 million compared to US$ 4.15 million stated in the Q3.00 report.
Profit after tax: Stood at US$ 0.85 million (after last year adjustments that amounted to US$ 1.035 million) compared to US$ 2.88 million published in the Q3.00 report showing US$ 2.03 million variance. This decrease was primarily attributable to (i) effect of 38 buses shifted from September to last quarter of 2000, and (ii) an inventory fair market valuation adjustment related to the Optare acquisition.

The following changes were made to the Q3.2000 Consolidated Balance Sheet as published in the Q3.00 report:

Cash and Cash Equivalents: 13.5 per cent higher than presented in the Q3.00 report due to reclassification into short term loans.
Receivables: Decreased by 19.4 per cent due to the change in revenue recognition policy.
Inventories: 21.1 per cent growth in inventories compared to the Q3.00 report was caused by (i) increased level of finished buses due to the change in accounting policy, and (ii) reclassification of inventory freight from prepaid expenses.
Goodwill: Decreased by 7.39 per cent mainly attributable to recalculated inventory fair value adjustment related to the Optare acquisition.

Deferred debt issue cost: Decreased by the reclassification to liabilities of the net discount on debt in the amount of US$ 4.71 million.
Notes payable: Main source of the 10.01 per cent decrease was the reclassification of notes payable to Optare shareholders to long-term notes payable.
Accounts payable: The source of the 12.43 per cent increase compared to the Q3.00 report is attributable to reclassification of other creditors from accrued and other liabilities.
Long-term notes payable: As a result of a technical-type reclassification long-term notes payable were decreased by 3.38 per cent from the Q3.00 report as (i) debt discount was included in this line as a negative liability and (ii) notes payable to Optare shareholders re-classified from short-term notes.

4. Financial Review

4.1 Companies under consolidation

Name	Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 31.25 million	100 %	100 %	fully owned
Optare Holdings Ltd.	GBP 4.28 million	100 %	100 %	fully owned

4.2 Significant off-balance-sheet liabilities

Description	Value
Various forward FOREX contracts for the conversion of GBP 4.3 million to US$.	N/A
Various forward FOREX contracts for the conversion of DEM 0.4 million to GBP	N/A
Various forward FOREX contracts for the conversion of ESP 45 million to GBP	N/A

4.3 Net Sales

Net sales increased by 27 per cent to US$ 245.9 million from the US$ 193.5 million achieved during the first nine months of 2000. The increase is attributable to (i) increased bus deliveries in the USA, and (ii) significant growth in Groupwide aftermarket parts and service revenues.

4.4 Operating Income

The operating income of the Group increased by 25.1 per cent from a year earlier, and amounted to US$ 10.76 million translating to an operating margin of 4.38 per cent. The growth in operating income can be attributed to increased sales performance.

The SG&A/Sales ratio stood at 8.89 per cent compared to 8.12 per cent a year ago. The Q3.2001 SG&A figure contained US$ 1.8 million worth of one-off legal expenses.

4.5 Other income

Other income has improved from a loss position a year ago to positive territory by the end of the period due to the strengthening of the US dollar against the Hungarian forint.

4.6 Profit Before and After Tax

Profit before tax of the Group stood at US$ 6.41 million compared to US$ 2.90 million realized a year ago constituting 122 per cent expansion. The growth is attributable to the increase in operating income.

Profit after tax at US$ 5.8 million tripled from last year's US$ 1.9 million primarily due to an a one-off reduction in UK taxes payable due to the change in the UK tax treatment of research and development costs.

4.7 Changes in Balance Sheet Items

4.7.1 Cash and cash equivalents

Cash and cash equivalents rose 27.6 percent year-on-year due to the status of inter-company transfers at the very end of the period.

4.7.2 Receivables

Receivables rose 35.8 percent year-on-year primarily due to the outstanding stage payments for vehicles relating to a large contract in the USA.

4.7.3 Inventories

Inventories increased 31.7 percent year-on-year largely due to the 123 undelivered buses on the closing day of the period.

4.7.4 Deferred income taxes (asset)

The significant year-on-year increase in deferred income taxes (asset) was due to tax account movements.

4.7.5 Notes payable

Notes payable increased by 30.4 percent year-on-year due to the increased production output raising working capital needs.

4.7.6 Accounts payable

Accounts payable expanded by 90.6 percent year-on-year primarily due to the receipt of stage payments on a major contract currently being performed by the Company in the USA.

4.7.7 Accrued and other liabilities

Accrued and other liabilities increased by 89.9 percent year-on-year due to increased employee related accrued costs and accrued interest.

4.7.8 Deferred income taxes (liability)

Deferred income taxes (liability) were reduced to zero from US$ 4.36 million a year ago due to tax account movements.

4.7.9 Accumulated income/deficit

Accumulated income/deficit increased by 54.8% year on year due to the consistent application of the Company's dividend policy whereby after tax income is transferred in total to income reserve to finance the growth and development of the Group.

4.8 US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings or expenses	No
Material changes in the estimation of the income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

5. Shareholders

5.1 Shareholder structure

Shareholder	Total capital / Listed Shares			
	September 30, 2000.		September 30, 2001	
	%	shares ('000)	%	shares ('000)
Institutional investors	65.24	3,012	70.67	3,268
Domestic	9.51	439	13.36	618
Foreign	55.73	2,573	57.31	2,651
Depositories	31.32	1,446	29.10	1,346
Individual investors	0.00	0	0.00	0
Employees	3.44	158	0.23	11
Treasury shares	0.00	0	0.00	0
Total	100.00	4,616	100.00	4,624

5.2 Shareholders owning more than five per cent

Name	Origin	Occupation	Quantity	Proportion	Comment
The First Hungary Fund	Foreign	Venture capital fund	2 500 000	54,16%	Fin. investor
Citibank	Domestic	Depositary	697 363	15.08%	Depositary

5.3 Treasury shares

2001.01.01.	2001.03.31.	2001.06.30.	2001.09.30.	2001.12.31.
7	65 169	65 169	0	-

6. The Company's Structure and Operation

6.1 Company Facts

Date of the effective Articles of Association	September 17, 2001
Place of the latest court registration	Budapest
Date of the latest court registration	September 20, 2001
Number of the latest court registration	01-10-043464/39
Share-capital of the Company at the closing of the year	4 624 600 000 Ft
Length of the Company's existence	Since 1992
Business year of the Company	From January 1 to December 31
Name of the Company's auditor	KPMG Hungária Kft.
Address of the Company's auditor	1139 Budapest, Váci út 99.
Carriers of Company publications	Magyar Tőkepiac, Világgazdaság
Activities of the Company (based on TEÁOR)	34.10 Manufacture of road vehicles 34.20 Manufacture of vehicle bodies 34.30 Manufacture of vehicle parts 50.10 Trade of vehicles 50.30 Trade of vehicle parts 71.21 Rental of land vehicles

6.2 Employee headcount

	September 30, 2000	January 1, 2001	September 30, 2001
NABI Rt.	608	647	721
NABI Inc.	681	696	626
Optare Holdings Ltd	403	405	482
Total:	1 692	1 748	1 829

6.3 Changes in the top management of the company

Type[1]	Name	Position	Beginning of mandate	Termination / end of mandate	Share-ownership(pcs)
SP	Roger Fossey	CFO NABI Group	10.01.2001	unspecified	0
SP	Péter Horváth	Deputy CFO NABI Group	10.01.2001	unspecified	0

[1] Employee in a strategic position (SP), Member of the Board of Directors(BD), Member of the Supervisory board member(SB)

7. Others

7.1 Changes after the end of the period

- The Group announced the strengthening of its financial management on October 5, 2001 whereby Mr. Roger Fossey, Financial Director of Optare has been named Group Chief Financial Officer and Mr. Péter Horváth, Financial Director of NABI Hungary was named deputy Group CFO. The former Group CFO, Mr. Csaba Zsigmond, has left the company.

- The Group announced on October 10, 2001 that one of its customers has initiated civil action against the Group claiming that NABI has not performed certain guaranty repair work it felt entitled to on its fleet of 400 NABI buses purchased between 1995-1997. The Company has studied the claims and maintains that its practices have completely fulfilled the terms of the supply agreement of 1995.

- The NABI 30-LFN Canadian demonstrator vehicle has cleared customs in Nova Scotia in early November 2001. This bus conforms to the Canadian Motor Vehicle Safety Standards and also meets the Canadian Standards for Wheelchair Transportation. The demonstrator has commenced its promotion campaign at the Canadian Urban Transit Association Trade Show held on November 11-14. Following the show it will be taken on a nationwide tour by NABI's Canadian sales representative visiting potential customers.

7.2 Official news releases by the NABI group in the official journal of the BSE

Date	Subject
January 8	NABI is awarded major contract in Boston
January 12	NABI is awarded major contract in Chicago
February 8	NABI 2000 Flash Report date
February 15	NABI 2000 Flash Report
March 13	NABI purchased treasury shares
March 27	Management share option exercise related private issuance of NABI shares
March 30	Invitation of NABI's Annual General Meeting of year 2000
May 7	Suspension of NABI Rt's Annual General Meeting of Shareholders
May 15	NABI Group Demonstrates Global Capability at UITP
May 17	Main figures of NABI Rt's audited, consolidated Financial Statements according to US GAAP for the year 2000
June 5	Resolutions of NABI Rt's 2000 AGM
June 8	Groundbreaking at NABI's Kaposvár manufacturing complex
June 8	NABI Group Lenders' Declaration
July 2	NABI reaches out-of-court settlement with TPI Composites
July 27	H1.2001 bus deliveries and date of the H1.2001 Interim Report
August 2	NABI *sell the treasury shares of the Group*
July 3	NABI Rt. Reached an Out-of-Court Agreement with TPI Composites
July 27	The Expected Date of NABI Rt.'s Financial Report and Data on Bus Sales
August 2	Nabi Rt. Sold Own Shares on the BSE
August 15	NABI Rt.'s Financial Report for H1 2001
August 17	PSZÁF Resolution No. 197/2001. to Fine NABI Rt.
August 17	NABI Rt.'s US GAAP Financial, and an Independent Auditor's Report for H1 2001, and the Company's Invitation to its EGM
August 24	New Item Added to the Agenda of NABI Rt.'s EGM
September 7	NABI won an order for 175 buses
September 18	The Resolutions of NABI Rt.'s EGM
October 5	NABI strengthens financial management
October 10	Civil action against NABI

7.3 Outstanding warrants and management options

Number of warrants / options		Exercise	Deadline to exercise
115 800	(option)	HUF 3 280	June 22. 2002
43 000	(option)	HUF 2 504	January 20, 2004
12 000	(option)	HUF 3 703	July 27, 2004
54 000	(option)	HUF 4 618	February 13, 2006
330 254	(warrant)	HUF 5 446	January 31, 2006

NABI RT.

FLASH REPORT

Q1-Q4 2001

FEBRUARY 14, 2002

Summary

The NABI Group has progressed substantially in fulfilling its strategic plans during 2001.

Consolidated Group sales expanded by 39 percent year-on-year to US$ 344.6 million, which included a 37.4 percent increase in unit vehicle sales from 960 in 2000 to 1319 and a substantial 29.6 percent growth to US$ 40.8 million in aftermarket parts and services. Gross profit grew by 34 percent while operating income rose by 27.9 percent compared to the same period of 2000. Net income in 2001 amounted to close to US$ 7.8 million, compared with US$ 1.7 million in 2000. Earnings per share increased fourfold to US$ 1.70 in 2001 from US$ 0.39 in 2000. Due to a favorable change in LIBOR the Company replaced part of its short-term loan facility by a new long-term loan on a fixed rate.

Phase 1 of the construction of the new Kaposvár Manufacturing Facility is complete, while SCRIMP© technology training is on schedule. Production of CompoBus™-es will commence as planned within the first half of 2002.

At the end of the year, the CompoBus™ order-backlog contained 56 units of the model 45C-LFW LNG for the city of Phoenix, Arizona, 20 units of the model of 40C-LFW CNG for Los Angeles Metropolitan Transportation Agency and a further 8 units of the 45C-LFW LNG buses for Tempe, Arizona. In addition to the aforementioned came the order – announced after the end of the reporting period on January 25, 2002 – from Los Angeles for 30 units of 45C-LFW CNG type CompoBus™-es expanding the CompoBus™ order backlog to 114 units.

During the fourth quarter of 2001, Optare's UK deliveries and order backlog strengthened against relatively weak market conditions with planned deliveries for some products, including double deckers, extending through to the end of 2002. Deliveries of the Alero small low-floor bus were accelerated with a total of eight customers being supplied with vehicles before the year-end. Chassis supply for the Alero also started to be shipped from the Budapest plant to the UK. The expansion to the Rotherham factory to accommodate the volume production of this vehicle is well under way with completion scheduled for mid-2002.

In addition further synergy is developing between the UK and Hungarian operations in preparation for the sale of the left-hand drive versions of the Excel and the award winning Solo in the Hungarian market.

The current flash report contains information on the performance of the NABI Group (the NABI Group is "NABI Rt." or the "Company" and its 100 per cent owned subsidiaries "NABI Inc." and "Optare Holdings Ltd." or "Optare") during the year 2001. The figures for 2000 contain data reflecting Optare's performance only from its consolidation, which started in February 2000.

This consolidated flash report – based on US GAAP – contains data and statements regarding the reporting period that are correct to best knowledge of management. Every substantive fact to date that may have a significant bearing on the position of the company and known to management has been included in this report. Forecasted future events can be influenced by unforseeable risks.

February 14, 2001

Andy Rácz	Roger Fossey
Chief Executive Officer	Chief Financial Officer

1. Sales and Order backlog

1.1 Bus manufacturing and deliveries

The Group delivered altogether 1,319 buses during 2001, 359 more than the 960 buses sold in the same period of 2000. Bus sales revenue amounted to US$ 303.8 million, or 88.2 per cent of total sales.

Bus Deliveries According to Market and Type

Market	Bus type	Pieces
USA	35/40-foot (heavy-duty)	844
	60-foot articulated (heavy-duty)	27
	30-foot (medium duty)	76
	USA market total:	**947**
United Kingdom	Single deck under 7.5t	79
	Single deck over 7.5t	277
	Double decker (over 7.5t)	16
	UK market total:	**372**
	Grand total:	**1 319**

1.2 Sales of aftermarket parts and services

US$ 40.76 million consolidated sales of aftermarket parts and services were achieved during 2001, an increase of 29.6 per cent on the US$ 31.46 million reported in 2000 and accounted for 11.8 per cent of total turnover in 2001.

1.3 Bus order backlog

During the fourth quarter of 2001 the Group received a new order from the city of Arlington Heights, IL for a total of 113 buses and an optional order for a further 71 buses with a combined value in excess of US$ 53 million.

In 2001 NABI's customers gave notice of exercise of their options for a total of 254 buses. These buses will be delivered in 2002 and later.

The consolidated bus order-and-option-backlog of the Group at the end 2001 contained over 3,400 buses for delivery before the end of 2004 with a cumulated value exceeding US$ 1 billion.

2. Financial statements

CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP

Consolidated Balance Sheet for the years ended on December 31, 2001 and December 31, 2000

(figures in US$ thousands)

	Year ended on December 31, 2000 (Audited)	Year ended on December 31, 2001 (Un-audited)	December 31 2001 / December 31, 2000 %
Cash and cash equivalents	2,648	3,118	117.7%
Receivables	47,275	75,524	159.8%
Inventories	76,767	65,097	84.8%
Prepaid expenses and others	4,189	5,658	135.1%
Total current assets	**130,879**	**149,397**	**114.1%**
Intangible assets, net	487	357	73.3%
Property and equipment, net	38,683	50,267	129.9%
Goodwill	19,239	18,685	97.1%
Deferred debt issue cost	470	365	77.7%
Deferred income taxes	1,097	1,542	140.6%
Other	120	119	98.7%
Total non-current assets	**60,096**	**71,335**	**118.7%**
TOTAL ASSETS	**190,975**	**220,731**	**115.6%**
Notes payable	49,584	34,512	69.6%
Current portion of long term debt	3,714	483	13.0%
Accounts payable	36,102	59,978	166.1%
Warranties	4,250	4,646	109.3%
Accrued and other liabilities	4,979	6,826	137.1%
Total current liabilities	**98,629**	**106,445**	**107.9%**
Long term notes / bond payable and Capital lease obligations, net of debt discount	29,417	33,536	114.0%
Other long term liabilities	150	10,301	6867.0%
Total non-current liabilities	**29,567**	**43,837**	**148.3%**
Share Capital	25,433	25,474	100.2%
Additional Paid in Capital	25,530	25,613	100.3%
Accumulated income	12,398	20,159	162.6%
Accumulated other comprehensive income	(582)	(796)	136.8%
Total shareholders' equity	**62,779**	**70,450**	**112.2%**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**190,975**	**220,731**	**115.6%**

The HUF / US$ exchange rate as at December 31, 2001 was HUF 279.03 / US$ 1.
The US$ / GBP exchange rate as at December 31, 2001 was US$ 1.44411 / GBP 1.

CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP

Consolidated Income Statement for the years ended on December 31, 2001 and December 31, 2000

(figures in US$ thousands)

	Year ended on December 31, 2000 (Audited)	Year ended on December 31, 2001 (Un-audited)	December 31 2001 / December 31, 2000 %
NET SALES	247,602	344,590	139.2%
COST OF SALES	(214,369)	(300,070)	140.0%
GROSS PROFIT	**33,233**	**44,520**	**134.0%**
Gross profit margin %	***13.42***	***12.92***	
SELLING,GENERAL & ADMINISTRATIVE EXPENSE	(21,948)	(30,309)	138.1%
AMORTIZATION OF GOODWILL	(855)	(874)	102.2%
OPERATING INCOME	**10,430**	**13,337**	**127.9%**
Operating margin %	***4.21***	***3.87***	
OTHER INCOME (EXPENSE), NET	(965)	1,696	N.A.
AMORTIZATION OF DEFERRED DEBT ISSUE COST	(793)	(868)	109.5%
INTEREST INCOME	331	45	13.6%
INTEREST EXPENSE	(5,443)	(4,983)	91.5%
INCOME BEFORE INCOME TAX	3,560	9,227	259.2%
INCOME TAX (EXPENSE) BENEFIT	(781)	(1,466)	187.7%
NET INCOME (Before cumulative effect of change in accounting policy)	**2,780**	**7,761**	**279.2%**
Cumulative effect of change in accounting policy	(1,035)	0	N.A.
NET INCOME	**1,744**	**7,761**	**445.0%**
Net margin %	***0.70***	***2.25***	
Currency translation adjustment (loss/ gain)	(582)	(214)	36.8%
Comprehensive income	1,162	7,547	649.4%
E.O.P. NUMBER OF SHARES (HUF 1,000 PER SHARE)	4,616,600	4,624,600	100.2%
EARNINGS PER SHARE (US$)	0.39	1.70	439.3%
DILUTED EARNINGS PER SHARE (US$)	0.38	1.70	447.4%

CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP

Consolidated Cash-Flow Statement for the years ended on December 31, 2001 and December 31, 2000

(figures in US$ thousands)

	Year ended on December 31, 2000 (Audited)	Year ended on December 31, 2001 (Un-audited)
Net income	**1,744**	**7,761**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	6,089	8,338
Warranties	1,395	396
Others	(557)	0
Other comprehensive income (equity)	582	(214)
Changes in assets and liabilities:		
Accounts receivable, net	(15,976)	(28,248)
Inventories	(33,689)	11,670
Prepaid expenses and goodwill	(1,097)	(2,553)
Accounts payable	8,569	23,876
Accrued liabilities	1,169	1,847
Other assets/liabilities	161	(443)
Net cash provided by (used in) operating activities	**(31,610)**	**22,430**
Purchase of property and equipment	(6,093)	(18,050)
Purchase of intangible assets	0	0
Others	(19,044)	0
Net cash used in investing activities	**(25,137)**	**(18,050)**
Capital contribution	1,853	124
Short-term loans	29,835	(18,303)
Long Term loans	22,067	4,119
Other Long term liabilities	(563)	10,151
Net cash provided by (used in) financing activities	**53,192**	**(3,910)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(3,555)**	**470**
CASH & CASH EQUIVALENTS BEGINNING OF THE PERIOD	**6,203**	**2,648**
CASH & CASH EQUIVALENTS END OF THE PERIOD	**2,648**	**3,118**

3. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation - NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying consolidated financial statements include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation - The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

Currency Translation – NABI Rt. uses the United States Dollar ("US$") as its functional currency to reflect the primary currency in which the Group conducts its business. Non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been re-measured into the US$ using historical exchange rates. Non US$ denominated monetary assets and liabilities have been re-measured using the period-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

The assets and liabilities of Optare are translated at period-end exchange rates and the results of Optare's operations are translated at the weighted average exchange rates for the period. Foreign currency translation gains or losses are recorded as a component of other comprehensive loss in the accompanying consolidated statement of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the accompanying consolidated balance sheet.

4. Financial Review

4.1 Companies under consolidation

Name	Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 39.25 million	100 %	100 %	fully owned
Optare Holdings Ltd.	GBP 4.28 million	100 %	100 %	fully owned

4.2 Net Sales

Net sales increased by 39.2 per cent to US$ 344.6 million from the US$ 247.6 million achieved during 2000. The increase is attributable to (i) increased bus deliveries in the USA, and (ii) 29.6 per cent growth in Groupwide aftermarket parts and service revenues. Net sales figure does not include deliveries of 75 units of 30-LFN buses treated as a lease. (See 4.3)

4.3 Operating Income

The operating income of the Group increased by 27.9 per cent from a year earlier, and amounted to US$ 13.34 million translating to an operating margin of 3.87 per cent. The operating margin decreased slightly from the previous year attributable to (i) a 0.5 percent lower gross margin, and within SG&A expenses (ii) a one-off legal fee of US$ 2.2 million relating to the settlement with TPI Composites Ltd and (iii) a write off of US$ 0.85 million on one particular item of tooling.

The SG&A/Sales ratio stood at 8.8 percent compared to 8.86 per cent a year ago. The 2001 SG&A figure contained US$ 3.1 million worth of one-off expenses as noted above and US$ 0.5 million depreciation related to buses delivered to a customer which are a subject to a conditional buy-back arrangement and are accounted for under lease accounting rules as explained below:

Following a review of a transaction relating to buses delivered in the period Q1-Q3.2001 *which were accounted for as sales* at that time, the Company has decided that this is more appropriately treated as a six-year operating lease due to the buy-back obligations contained in the contract which may arise should the Customer, having met certain operational conditions, decide to exercise its option to return the buses at pre-defined dates and amounts. The effect of this change is to reduce net income in the year and Q4.2001 by US$ 1.4 million with the benefit of this being deferred proportionately to the remaining five years (2002-2006) of the lease.

4.4 Other income

Other income has improved from a negative amount of US$ 0.9 million position a year ago to a positive US$ 1.7 million for the year due to (i) the inclusion of lease income of US$ 0.8 million buses, and (ii) the strengthening of the Hungarian forint against the US dollar.

4.5 Profit Before and After Tax

Profit before tax for the Group stood at US$ 9.23 million compared to US$ 3.56 million realized in 2000 constituting a 159 per cent expansion. The growth is attributable to the increase in operating and other income and a decrease of 8.5 percent in interest expense.

Profit after tax at US$ 7.8 million showed an almost threefold increase from last year's US$ 2.8 million as stated before the cumulative effect of the change in accounting policy, due to the improvement of US$ 2.9 million in operating income, US$ 2.7 million in other income, the lower interest expense at US$ 0.5 million, reduced by the US$ 0.7 million increase in taxation. The effective tax rate was reduced from 21.9 percent to 15.9 percent due to a change in the UK tax treatment of research and development costs, for which no relief was given in 2000, but has been in 2001.

4.6 Earnings Before Interest, Tax, Depreciation and Amortization

Consolidated EBITDA for the Group was US$ 22.5 million compared with US$ 14.8 million in 2000. These figures include added back goodwill amortization, deferred debt issue cost amortization and debt discount amortization.

4.7 Changes in Balance Sheet Items

4.7.1 Receivables

Receivables rose 59.8 percent year-on-year primarily due to high vehicle deliveries in December 2001 compared with a low level in the same month in 2000.

4.7.2 Inventories

Inventories decreased by 15.2 percent year-on-year due to a reduced inventory of finished buses.

4.7.3 Property and equipment, net

Property and equipment increased to US$ 50.3 million showing a 29.9 percent variance, which is mainly attributable to capitalized buses under lease treatment and partly counterbalanced by the tooling write-off (see 4.3).

4.7.4 Notes payable

Notes payable decreased by 30.4 percent year-on-year due to the receipt of progress payments under the terms of a major supply contract in the US. (See: 4.7.5)

4.7.5 Accounts payable

Accounts payable expanded by 66.1 percent year-on-year primarily due to the receipt of progress payments as referred to above on a major contract currently being performed by the Company in the USA.

4.7.6 Accrued and other liabilities

Accrued and other liabilities increased by 37.1 percent year-on-year due to increased employee related accrued costs and accrued interest.

4.7.7 Other long term liabilities

The balance includes the deferred income and buy back under the lease agreement referred to in 4.3.

4.7.8 Accumulated income/deficit

Accumulated income/deficit increased by 62.6% year on year due to a continuation of the Company's dividend policy whereby after tax income is transferred in total to income reserve to finance the growth and development of the Group.

4.7.9 US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings or expenses	No
Material changes in the estimation of the income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

5. Shareholder structure

5.1 Shareholder structure

Shareholder	Total capital / Listed Shares			
	December 31, 2000		December 31, 2001	
	%	Shares('000)	%	Shares('000)
Institutional investors	73.52	3,394	71.05	3,286
Domestic	13.51	624	13.65	631
Foreign	60.01	2,770	57.40	2,655
Depositories	26.19	1,209	28.70	1,326
Employees	0.29	13	0.25	12
Total	100.00	4,616	100.00	4,624

5.2 Shareholders owning more than five per cent

Name	Origin	Occupation	Quantity	Proportion	Comment
The First Hungary Fund	Foreign	Venture capital fund	2 500 000	54.16%	Fin. investor
Citibank	Domestic	Depositary	618 338	13.37%	Depositary

5.3 Treasury shares

2001.01.01.	2001.03.31.	2001.06.30.	2001.09.30.	2001.12.31.
7	65 169	65 169	0	0

6. The Company's Structure and Operation

6.1 Employee headcount

	December 31, 2000	January 1, 2001	December 31, 2001
NABI Rt.	647	647	734
NABI Inc.	696	696	638
Optare Holdings Ltd	405	405	500
Total:	1,748	1,748	1,872

7. Others

7.1 Changes after the end of the period

- Los Angeles Transportation Mass Authority (LACTMA) ordered a further 30 units of 45C-LFW CNG type CompoBus™-es from the NABI Group. The contracted amount exceeds US$ 11 million. Deliveries will start in second half of 2003.
- Opening the Hungarian transit bus market for NABI the Kaposvár City Transit Company (KT Rt) announced on February 13, 2002 the Excel model as the winner of its public procurement bid to purchase 4 units of 12 meter-long low floor transit buses.
- In compliance with the Capital Markets Act (that became effective on January 1, 2002) the Company decided to improve the channels it uses to distribute corporate news on. From January 1, 2002 all news releases will be made public instantaneously through the Budapest Stock Exchange's Internet based publication service (IKSZ) viewable freely under www.bse.hu and simultaneously on the Company's Internet homepage www.nabi.hu. At the same time the printed daily carrier of the news releases will be Magyar Tőkepiac.

7.2 Official news releases by the NABI group in the official journal of the BSE

Date	Subject
January 8	NABI is awarded major contract in Boston
January 12	NABI is awarded major contract in Chicago
February 8	NABI 2000 Flash Report date
February 15	NABI 2000 Flash Report
March 13	NABI purchased treasury shares
March 27	Management share option exercise related private issuance of NABI shares
March 30	Invitation to NABI's Annual General Meeting of year 2000
May 7	Suspension of NABI Rt's Annual General Meeting of Shareholders
May 15	NABI Group Demonstrates Global Capability at UITP
May 17	Main figures of NABI Rt's audited, consolidated Financial Statements according to US GAAP for the year 2000
June 5	Resolutions of NABI Rt's 2000 AGM
June 8	Groundbreaking at NABI's Kaposvár manufacturing complex
June 8	NABI Group Lenders' Declaration
July 2	NABI Rt. Reached an Out-of-Court Agreement with TPI Composites
July 27	H1.2001 bus deliveries and date of the H1.2001 Interim Report
August 2	Nabi Rt. Sold Treasury Shares on the BSE
August 17	NABI Rt.'s US GAAP Financial, and an Independent Auditor's Report for H1 2001, and the Company's Invitation to its EGM
August 24	New Item Added to the Agenda of NABI Rt.'s EGM
September 7	NABI won an order for 175 buses
September 18	The Resolutions of NABI Rt.'s EGM
October 5	NABI strengthens financial management
October 10	Civil action against NABI
November 20	NABI's new order: Arlington Heights
November 30	Russell Richardson and Optare honoured in Bus industry Awards
December 3	Telephone number change at NABI Rt.

7.3 Outstanding warrants and management options

Number of warrants / options	Exercise	Deadline to exercise
65 162 (option)	HUF 4 000	March 9, 2002
115 800 (option)	HUF 3 280	June 22, 2002
43 000 (option)	HUF 2 504	January 20, 2004
12 000 (option)	HUF 3 703	July 27, 2004
50 000 (option)	HUF 4 618	February 13, 2006
330 254 (warrant)	HUF 5 446	January 31, 2006

NABI RT.

INTERIM REPORT

Q1.2002

APRIL 26, 2002

Summary

The NABI Group concluded the strongest ever first quarter on March 31, 2002.

Consolidated total revenue expanded by 20.7 percent year-on-year to US$ 91 million which included a similar increase in unit vehicle sales up from 291 in the same period of 2001 to 350 and a 12.3 percent growth to US$ 10.1 million in aftermarket parts and services.

Gross profit grew by 6.7 percent and operating income by 8.9 percent compared with the previous year; however due to a favorable effect on the re-stated first quarter 2001 results arising from the change in the Group's policy related to revenue recognition, the prior year comparative figures are higher than otherwise would be the case, as explained in Sections 3 and 4 of this report. The appropriate basis of comparison for operating margin (5.6 percent in the current period) is full year 2001, which was 4.12 percent compared with 6.21 percent for re-stated Q1.2001.

Net income during the period amounted to US$ 3.3 million, compared with US$ 3.1 million achieved in the same period of 2001. Earnings per share increased by 7.5 percent from US$ 0.67 to US$ 0.72, translating to more than 41 percent of the EPS achieved during the entire year of 2001.

Developments relating to the CompoBus™ product line have accelerated during the period as follows:

(i) Los Angeles County Metropolitan Transit Agency (LACMTA) placed its second CompoBus™ order (announced on January 25); this time for 30+70 optional 45C-LFW CNG type (45-foot long low floor compressed natural gas powered) CompoBus™-es; boosting the total CompoBus™ order and option backlog to 184 units;

(ii) The Federal Transit Administration of the US Department of Transportation has decided to grant the CompoBus™ waivers from satisfying the Buy America regulations citing public interest and non-availability reasons (announced on March 25); and

(iii) Trial operations at the Kaposvár Composite Factory are well under way in preparation for full scale production of CompoBus™ bodies and other composite components to commence as planned in June.

Optare's UK market share has expanded to 13.2 percent of the market in buses over 7.5 t during the first three months of the year. There has also been an increase in the sales of luxury midicoaches, and further growth in sales of the Alero small bus.

Further increased output of the Alero will occur with the opening of the new production line for the Alero at the Rotherham Plant scheduled for late July.

Development of sales through the dealer network being established to access the private operators' segment of the US bus market has continued, but has been slower than expected during the period. However, with the ongoing impetus applied to dealer support activities, management expects these sales to increase in the latter half of the year.

The current flash report contains information on the performance of the NABI Group (the NABI Group is "NABI Rt." or the "Company" and its 100 percent owned subsidiaries "NABI Inc." and "Optare Holdings Ltd." or "Optare") during the first three months of 2002.

This consolidated flash report – based on US GAAP – contains data and statements regarding the reporting period that are correct to best knowledge of management. Every substantive fact to date that may have a significant bearing on the position of the company and known to management has been included in this report. Forecasted future events can be influenced by unforseeable risks.

April 26, 2002

Andy Rácz	Roger Fossey
Chief Executive Officer	Chief Financial Officer

1. Sales and Order backlog

1.1 Bus manufacturing and deliveries

The Group sold 350 buses during the first three months of 2002, 59 more than the 291 buses sold in the same period of 2001. Bus sales revenue amounted to US$ 80.9 million, or 88.9 percent of total revenue.

Bus Deliveries According to Market and Type

Market	Bus type	Pieces
USA	35/40-foot (heavy-duty)	213
	60-foot articulated (heavy-duty)	-
	30-foot (medium duty)	4
	USA market total:	**217**
United Kingdom	Single deck under 7.5t	30
	Single deck over 7.5t	97
	Double deck (over 7.5t)	6
	UK market total:	**133**
	Grand total:	**350**

1.2 Sales of aftermarket parts and services

US$ 10.13 million consolidated sales of aftermarket parts and services were achieved during Q1.2002, an increase of 12.3 percent on the US$ 9.20 million achieved in Q1.2001 and accounted for 11.1 percent of total turnover in Q1.2002.

1.3 Bus order backlog

The consolidated bus order-and-option-backlog of the Group at the end Q1.2002 contained over 3,600 buses for delivery before the end of 2005 with a cumulative value exceeding US$ 1.1 billion.

2. Financial statements

CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP

Consolidated Balance Sheet for the quarters ended on March 31, 2002 and March 31, 2001

(figures in US$ thousands)

	March 31, 2002 (Un-audited)	Re-stated March 31, 2001 (Un-audited)	March 31 2002 / March 31, 2001 %
Cash and cash equivalents	3,476	4,775	72.8%
Receivables	43,780	51,965	84.2%
Inventories	65,766	78,629	83.6%
Deferred income taxes	1,849	484	382.0%
Prepaid expenses and others	5,417	3,947	137.2%
Total current assets	**120,288**	**139,800**	**86.0%**
Intangible assets, net	0	438	0.0%
Property and equipment, net	50,349	39,078	128.8%
Goodwill	18,728	18,053	103.7%
Deferred debt issue cost	341	443	77.0%
Other	118	271	43.5%
Total non-current assets	**69,536**	**58,283**	**119.3%**
TOTAL ASSETS	**189,824**	**198,083**	**95.8%**
Notes payable	15,288	45,663	33.5%
Current portion of long term debt	2,305	0	N.A.
Accounts payable	46,951	53,445	87.9%
Warranties	6,270	4,473	140.2%
Accrued and other liabilities	2,522	4,285	58.9%
Deferred income taxes	0	280	0.0%
Total current liabilities	**73,336**	**108,146**	**67.8%**
Long term notes and Capital lease obligations, net of debt discount	32,792	26,103	125.6%
Other long term liabilities	0	(1,542)	0.0%
Obligations under residual value guarantees	3,046	177	1720.9%
Deferred revenue	6,816	407	1674.7%
Total non-current liabilities	**42,654**	**25,145**	**169.6%**
Negative goodwill	52	130	40.0%
Share Capital	25,474	25,241	100.9%
Additional Paid in Capital	25,613	24,913	102.8%
Accumulated income	23,671	15,474	153.0%
Accumulated other comprehensive income	(976)	(966)	101.0%
Total shareholders' equity	**73,782**	**64,662**	**114.1%**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**189,824**	**198,083**	**95.8%**

The HUF / US$ exchange rate as at March 31, 2002 was HUF 279.18 / US$ 1.
The US$ / GBP exchange rate as at March 31, 2002 was US$ 1.4262 / GBP 1.

CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP

Consolidated Income Statement for the quarters ended on March 31, 2002 and March 31, 2001

(figures in US$ thousands)

	March 31, 2002 (Un-audited)	Re-stated March 31, 2001 (Un-audited)	March 31 2002 / March 31, 2001 %
NET SALES	90,639	75,415	120.2%
DEFERRED REVENUE	366	7	5228.6%
TOTAL REVENUE	**91,005**	**75,422**	**120.7%**
COST OF SALES	(79,420)	(64,562)	123.0%
GROSS PROFIT	**11,585**	**10,860**	**106.7%**
Gross profit margin %	***12.73***	***14.40***	
SELLING, GENERAL & ADMINISTRATIVE EXPENSE	(6,506)	(6,002)	108.4%
ACCRETION/(AMORTIZATION) OF GOODWILL	20	(174)	N.A
OPERATING INCOME	**5,099**	**4,684**	**108.9%**
Operating margin %	***5.60***	***6.21***	
OTHER INCOME/(EXPENSE), NET	(390)	(96)	406.3%
AMORTIZATION OF DEBT DISCOUNT	(258)	(218)	118.3%
AMORTIZATION OF DEFERRED DEBT ISSUE COST	(24)	(26)	92.3%
INTEREST INCOME	17	60	28.3%
INTEREST EXPENSE	(793)	(1,571)	50.5%
INCOME BEFORE INCOME TAX	3,651	2,833	128.9%
INCOME TAX (EXPENSE) BENEFIT	(331)	245	N.A.
NET INCOME	**3,320**	**3,078**	**107.9%**
Net margin %	***3.65***	***4.08***	
Currency translation adjustment (loss/ gain)	(205)	(384)	53.4%
Comprehensive income	3,115	2,692	115.7%
E.O.P. NUMBER OF SHARES (HUF 1,000 PER SHARE)	4,624,600	4,624,600	100.0%
EARNINGS PER SHARE (US$)	0.72	0.67	107.5%
DILUTED EARNINGS PER SHARE (US$)	0.69	0.67	102.9%

CONSOLIDATED FINANCIAL STATEMENTS – IN COMPLIANCE WITH US GAAP

Consolidated Cash-Flow Statement for the quarters ended on March 31, 2002 and March 31, 2001

(figures in US$ thousands)

	March 31, 2002 (Un-audited)	Re-stated March 31, 2001 (Un-audited)
Net income	**3,320**	**3,078**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,646	1,180
Amortization of deferred revenue	(366)	(7)
Amortization of goodwill	0	194
Accretion of negative goodwill	(20)	(20)
Amortization of debt discount	234	218
Amortization of deferred debt issuance cost	24	26
Warranties	(12)	223
Deferred income tax provision	(85)	2,553
Foreign currency translation loss	0	105
Adjustment to goodwill	*0*	*8*
Changes in assets and liabilities:		
Accounts receivable, net	32,175	(4,690)
Inventories	(768)	(1,862)
Prepaid expenses and others	397	(1,418)
Accounts payable	(13,059)	17,343
Accrued liabilities and others	(2,076)	(690)
Increase in obligations under residual value guarantees	0	177
Increase in deferred revenue	(465)	407
Other assets/liabilities	0	(151)
Net cash provided by (used in) operating activities	**20,944**	**16,670**
Purchase of property and equipment	(2,003)	(1,575)
Net cash used in investing activities	**(2,003)**	**(1,575)**
Capital contribution	0	(809)
Short-term loans	(18,130)	(12,523)
Long Term loans	879	(20)
Net cash provided by (used in) financing activities	**(17,251)**	**(13,352)**
Effect of foreign exchange rate changes on cash	(205)	384
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,486	2,127
CASH & CASH EQUIVALENTS BEGINNING OF THE PERIOD	1,988	2,648
CASH & CASH EQUIVALENTS END OF THE PERIOD	3,475	4,775

3. Basis of Presentation and Summary of Significant Accounting Policies

3.1 Basis of Presentation

NABI Rt. maintains its accounting records in accordance with the Hungarian Law on Accounting. The accompanying consolidated financial statements include adjustments and reclassifications to present the Group's consolidated financial information in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

3.2 Principles of Consolidation

The consolidated financial statements include the accounts of NABI Rt., its wholly owned subsidiary NABI Inc. and the wholly owned subsidiary of NABI Inc., Optare Holdings Ltd. All significant inter-company accounts and transactions have been eliminated.

3.3 Currency Translation

NABI Rt. uses the United States Dollar ("US$") as its functional currency to reflect the primary currency in which the Group conducts its business. Non-monetary assets and liabilities, principally inventories, prepaid expenses, property and equipment and share capital, and any revenue and expenses related to these items, have been re-measured into the US$ using historical exchange rates. Non US$ denominated monetary assets and liabilities have been re-measured using the period-end exchange rates. The related exchange gains and losses have been recognized in the consolidated statements of income.

The assets and liabilities of Optare are translated into US$ at period-end exchange rates, while the results of Optare's operations are translated at the weighted average exchange rates for the period. Foreign currency translation gains or losses are recorded as a component of other comprehensive loss in the accompanying consolidated statement of income and comprehensive income. Cumulative foreign currency translation gains or losses are recorded as a separate component of shareholder's equity in the accompanying consolidated balance sheet.

3.4 Restatements

The first quarter of 2001 has been restated to reflect the following changes: (i) the accounting policy related to revenue recognition adopted effective January 1, 2000 resulting in a net US$ 14.0 million increase in sales, and a net US$ 11.9 million increase in cost of sales, (ii) in relation to certain buses delivered during the period which were originally accounted for as sales, the Group, after reviewing the transaction, has decided that it is more appropriately treated as a six-year operating lease due to the buy-back obligation contained therein which may arise should the Customer, having met certain operational conditions, decide to exercise its option to return the buses at pre-defined dates and amounts and (iii) subsequent reclassification between other income and SG&A expenses.

3.5 Change in accounting treatment

With effect from January 1, 2002, NABI Rt changed the accounting treatment of certain cost elements within cost of sales and general expenses to bring it fully into line with the Group's standard treatment. This had the effect of reducing SG&A expenses by US$ 2.4 million and increasing manufacturing overhead by the same amount in respect of general and administrative expenses related to production, maintenance, product development and logistics functions.

4. Financial Review

4.1 Companies under consolidation

Name	Capital	Ownership	Voting	Category
North American Bus Industries Inc.	US$ 39.25 million	100 %	100 %	fully owned
Optare Holdings Ltd.	GBP 4.28 million	100 %	100 %	fully owned

4.2 Significant off-balance-sheet liabilities

Description	Value
Various forward FOREX contracts for the conversion of GBP to EUR 0.888 million.	N/A
Various forward FOREX contracts for the conversion of US$ 0.072 million to GBP.	N/A

4.3 Total Revenue

Total revenue increased by 20.7 percent to US$ 91.0 million during the first quarter of 2002 compared with US$ 75.4 million achieved during the same period of 2001. The increase is attributable to (i) increased bus deliveries both in the UK and USA, and (ii) 12.3 percent growth in Groupwide aftermarket parts and service revenues. Total revenue includes deferred revenue related to deliveries of 30LFN buses accounted for as an operating lease (see point 3.4).

4.4 Cost of Sales and Gross profit

The cost of sales of the Group increased by 23.0 percent from US$64.6 million to US$79.4 million mainly due to the expansion of sales volume as referred to above. The gross profit of the Group increased by 6.7 percent to US$ 11.6 million compared to the three months period of 2001, while the gross margin decreased to 12.7 percent from 14.4 percent due to the change in accounting treatment of certain cost elements at NABI Rt (see 3.5).

4.5 Operating Income

Operating income of the Group stood at US$ 5.1 million, US$ 0.4 million more than the corresponding period of 2001 with the operating margin decreasing to 5.6 percent from the 6.21 percent reported in the same period of 2001. This is attributable to the fact that the Q1.2001 operating margin was favorably affected by the change in accounting policy relating to revenue recognition whereby the SG&A costs relating to 79 buses with a value of US$ 25.1 million sold in Q1. 2001 were accounted for in 2000; however, the SG&A costs relating to 36 buses remain in Q1 in 2001 although sales with a value of US$ 11.1 million have been re-stated from Q1.2001 to Q2.2001. Goodwill amortization (US$0.19 million in Q1.2001) has been discontinued with effect from January 1, 2002 following the Group's adoption of SFAS 142.

4.6 Other income/(expense), net

Other expense increased from US$ 0.1 million in Q1.2001 to US$ 0.4 million primarily due to foreign currency fluctuation.

4.7 Profit Before and After Tax

Profit before tax for the Group stood at US$ 3.65 million compared to US$ 2.83 million realized in first quarter of 2001, an increase of 28.9 percent primarily due to a 50.5 percent reduction in interest expense down from US$1.57 million to US$0.79 million.

Profit after tax at US$ 3.32 million showed a 7.9 percent increase from the US$ 3.08 million reported for Q1.2001 following an increase of US$ 0.6 million in income tax expense. The effective tax rate changed to 9.01 percent from a negative 8.65 percent.

4.8 Earnings Before Interest, Tax, Depreciation and Amortization

Consolidated EBITDA for the Group was US$ 6.31 million during first quarter of 2002 compared with US$ 5.94 million realized in the same period of 2001. These figures include added back accretion of goodwill, deferred debt issue cost amortization, debt discount amortization in both periods and, in respect of 2001 only, goodwill amortization.

4.9 Changes in Balance Sheet Items

4.9.1 Receivables

Receivables were 15.8 percent lower than in the same period of last year but would have shown an increase had there not been a set-off between accounts receivable and accounts payable in relation to the same customer from whom progress payments have been received.

4.9.2 Inventories

Inventories decreased by 16.4 percent period-to-period due to a reduced inventory of finished buses.

4.9.3 Prepaid Expenses

Prepayments increased by 37.2 percent compared to the same period of 2001 due to increases in (i) prepaid insurance in the US, (ii) bus freight expenses (iii) custom duty reclaim in Hungary and (iv) Compobus™ manufacturing training related prepayments to employees.

4.9.4 Property and equipment, net

Property and equipment amounted to US$ 50.3 million an increase of 28.8 percent, which is mainly attributable to (i) buses under operating lease (see point 3.4), (ii) investment in the new facility of Kaposvár, Hungary and (iii) factory expansion in Rotherham, UK.

4.9.5 Notes payable

Notes payable decreased by 66.5 percent period-to-period primarily due to the receipt of progress payments from customers in the US.

4.9.6 Accounts payable

Accounts payable decreased by 12.1 percent period-to-period primarily for the reason explained in point 4.9.1. and include US$ 20.0 million in respect of progress payments received from a major customer in the US.

4.9.7 Warranties

Warranty provisions increased by 40.2 percent to US$6.8 million compared to the amount at Q1.2001 primarily due to the higher number of buses sold.

4.9.8 Accrued and other liabilities

Accrued and other liabilities decreased by 41.1 percent period-to-period, due to lower employee related accrued costs and accrued interest.

4.9.9 Long-term notes

Long-term notes increased by 25.6 percent to US$ 32.8 million primarily attributable to a new long-term loan related to the Kaposvar facility and a re-placement of a short-term loan with a long-term loan at a more favorable interest rate.

4.9.10 Obligations under residual value guarantees

Obligations under residual value guarantees increased by US$ 2.87 million, with the number of vehicles subject to buy-back obligations increasing from 4 to 75 units period-to-period.

4.9.11 Deferred revenue

Deferred revenue increased by US$6.40 million for the same reason as explained in 4.9.10.

4.9.12 Accumulated income/deficit

Accumulated income/deficit increased by 53.0% compared to the same period of 2001 due to a continuing accumulation of net income and the Group's dividend policy whereby after tax income is transferred in total to income reserve to finance the growth and development of the Group.

4.9.13 US GAAP disclosures

Item	Yes / No
Extraordinary items affecting the financial statements	No
Changes in accounting principles during period	No
Seasonal earnings or expenses	No
Material changes in the estimation of the income tax	No
Disposal of any significant segment of business	No
Additional contingent liability	No
Significant change in the overall financial position of the Company	No

5. Shareholder structure

5.1 Shareholder structure

Shareholder	Total capital / Listed Shares			
	March 31, 2002		March 31, 2001	
	%	Shares ('000)	%	Shares ('000)
Institutional investors	68.92	3,187	68.27	3,157
Domestic	13.07	604	12.49	578
Foreign	55.85	2,583	55.78	2,579
Depositories	30.84	1,426	30.04	1,389
Employees	0.24	11	0.28	13
Treasury shares	0.00	0	1.41	65
Total	100.00	4,624	100.00	4,624

5.2 Shareholders owning more than five percent

Name	Origin	Occupation	Quantity	Proportion	Comment
The First Hungary Fund	Foreign	Venture capital fund	2 500 000	54.06%	Fin. investor
Citibank	Domestic	Depositary	614 419	13.29%	Depositary
HVB Hungary	Domestic	Depositary	289 316	6.26%	Depositary

5.3 Treasury shares

2002.01.01.	2002.03.31.	2002.06.30.	2002.09.30.	2002.12.31.
0	0	-	-	-

6. The Company's Structure and Operation

6.1 Employee headcount

	March 31, 2001	January 1, 2002	March 31, 2002
NABI Rt.	657	734	780
NABI Inc.	699	640	639
Optare Holdings Ltd	448	504	502
Total:	1,804	1,878	1,921

6.2 Changes in the top management of the company

Type[1]	Name	Position	Beginning of mandate	Termination / end of mandate	Share-ownership (pcs)
No change					

[1] Employee in a strategic position (SP), Member of the Board of Directors (BD), Member of the Supervisory board member (SB)

7. Others

7.1 Changes after the end of the period

- A change in the management of NABI Inc, the US subsidiary of the Group was announced on April 18, whereby Andy Rácz resigned as the President of NABI Inc and became the Chairman of its Board of Directors, while a full time US based President and Chief Executive Officer was appointed in the person of Mr. Patrick Róna. Mr. Róna, who holds degrees in economics and law, has been outside legal counsel to the Group since 1995 working as a Partner at the US law firm of Duane, Morris & Heckscher in New York, and therefore has substantial experience in the industry and also the Company's matters.

7.2 Official news releases by the NABI group in the official journal of the BSE

Date	Subject
January 25	*CompoBus™ order from Los Angeles*
February 13	NABI Telephone Conference and declaration of national daily news carrier
February 14	NABI's 2001 Flash Report
March 21	Comment on the press release by the Ministry of Foreign Affairs
March 25	NABI's CompoBus™ product line receives support of the US government
March 26	Invitation to NABI's AGM
April 18	NABI strengthens management team in US

7.3 Outstanding warrants and management options

Number of warrants / options	Exercise	Deadline to exercise
115 800 (option)	HUF 3 280	June 22, 2002
43 000 (option)	HUF 2 504	January 20, 2004
12 000 (option)	HUF 3 703	July 27, 2004
50 000 (option)	HUF 4 618	February 13, 2006
330 258 (warrant)	HUF 5 446	January 31, 2006
47 600 (option)	HUF 3 812	March 21, 2007